

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

January 29, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the JPMorgan USD Emerging Markets Sovereign Bond ETF, shares of beneficial interest of J.P. Morgan Exchange-Traded Fund Trust under the Exchange Act of 1934.

Sincerely,

An Intercontinental Exchange Company